Exhibit 12.1

Calculation of Ratio of Earnings to Fixed Charges		Fiscal Year Ended June 30,
(In thousands)	2016	2015	2014	2013	2012
Fixed Charges:
Interest expense	$10,187	$6,368	$7,332	$2,392	$2,120
Capitalized interest	377	2,161	—	—	—
Estimate of interest within rental expense	409	295	193	108	84
Fixed Charges	$10,973	$8,824	$7,525	$2,500	$2,204

Earnings:
Add:
Loss before income taxes	$(100,783)	$(90,849)	$(57,899)	$(63,198)	$(52,302)
Fixed charges	10,973	8,824	7,525	2,500	2,204
Less:
Capitalized interest	(377)	(2,161)	—	—	—
Deficiency of earnings to cover fixed charges	$(90,187)	$(84,186)	$(50,374)	$(60,698)	$(50,098)
Ratio of earnings to fixed charges 1	—	—	—	—	—

1	Earnings for the fiscal years ended June 30, 2016, 2015, 2014, 2013, and 2012 were inadequate to cover fixed charges and accordingly, no ratio to fixed charges is disclosed for those periods.